December 12, 2025

Stephen Brady
Chief Executive Officer
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

       Re: Tempest Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 9, 2025
           File No. 333-292026
Dear Stephen Brady:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note your disclosure in the Form 8-K filed November 19, 2025, incorporated by reference into the registration statement, that as a result of an Asset Purchase
       Agreement with Erigen LLC and Factor Bioscience Inc., the company will acquire all rights, title and interest to four therapeutic assets. We further note that
       Erigen is expected to own 65% of the company on a fully-diluted basis; and the Co-
       Founder, Chairman and Chief Executive Officer of Factor will become the
company   s
       Chief Executive Officer and President. We also note the Asset Purchase Agreement states you will receive funding from Factor of up to $20 million over 18-months pursuant to a commitment letter. Please revise to provide carveout financial statements for Erigen and/or Factor, including pro forma financial statements.
 December 12, 2025
Page 2

       Alternatively, please tell us why these financial statements are not required. Refer to
       Rule 11-01(d) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jaime Chase, Esq.